April 22, 2016

FILED VIA EDGAR

Ms. Alison White
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:
Neuberger Berman Advisers Management Trust; Post-Effective Amendment No. 76
-- Guardian Portfolio (Class I and Class S)
-- Absolute Return Multi-Manager (“ARMM”) Portfolio (Class S)
File Nos. 002-88566; 811-04255

Dear Ms. White:

This letter responds to your comments, discussed in our telephone conversation on March 22, 2016, regarding your review of Post-Effective Amendment No. 76 to the registration statement on Form N-1A for Neuberger Berman Advisers Management Trust (“Registrant”) on behalf of its series listed above (each a “Fund”).   Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), Post-Effective Amendment No. 76 will become effective on May 1, 2016.  We expect to file Post-Effective Amendment No. 77 on April 22, 2016, which will become effective on May 1, 2016 pursuant to Rule 485(b) under the 1933 Act and which will reflect changes made in response to the staff’s comments, as set forth below, and certain other non-material clarifying and conforming changes.

General

Comment 1:  Please provide “Tandy” representations in connection with the comment process for Post-Effective Amendment No. 77.

Response: The requested Tandy representation is filed as Correspondence with Post-Effective Amendment No. 77.

Comment 2:  For Guardian Portfolio Class S and ARMM Portfolio Class S, please disclose in footnote 1 to each Fund’s fee table that the recoupment by the Manager will be based on the lesser either of the contractual expense limitation at the time of the waiver or the contractual expense limitation at the time of the recoupment.

K&L GATES LLP
1601 K STREET N.W.   WASHINGTON   DC 20006
T +1 202 778 9000  F +1 202 778 9100  klgates.com

Response:  The Fund’s SAI discloses that each Fund has agreed to repay the Manager out of assets attributable to its each of its respective classes for any fees waived by the Manager under the expense limitation or any operating expenses the Manager reimburses in excess of the expense limitation, provided that the repayment does not cause that class’ operating expenses to exceed the expense limitation in place at the time the fees were waived and/or the expenses were reimbursed, or the expense limitation in place at the time the Fund repays the Manager, whichever is lower. Accordingly, the Registrant confirms that the recoupment by the Manager will be based on the lesser of either the contractual expense cap at the time of the waiver or the contractual expense cap at the time of the recoupment.

Comment 3:  Please confirm that the expense example reflects the contractual expense limitation only for the term of the expense limitation agreement.

Response:  The Registrant confirms that the expense example reflects the contractual expense limitation only for the term of the expense limitation agreement.

Comment 4:  Please review the requirements of Item 9 to confirm that the structure of the prospectuses, specifically the “Descriptions of Certain Practices and Security Types” section, complies with the requirements of Item 9.

Response:  The Registrant reviewed the requirements of Item 9 and believes that the structure of the prospectuses complies with the requirements of Item 9.  Specifically, the instructions to Form N-1A state that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus” and consequently the Registrant believes that the current structure of the prospectuses meets the requirements of Item 9.

Comment 5:  Please consider renaming the “Description of Index” section so it is titled “Description of Benchmark Index” to clarify that the Fund is not an index fund.

Response:  The Registrant has made the requested change.

Guardian Portfolio

Comment 6:  In the third paragraph to the “Principal Investment Strategies” section, please disclose that the Fund may invest up to 20% of the value of its total assets in securities of foreign issuers as discussed in the Fund’s SAI.

Response:  No change was made in response to this comment.  The policy in the SAI does not limit the Fund’s investments in foreign issuers if they are denominated in U.S. dollars.  This limitation only applies to foreign securities denominated in foreign currencies, as such, the Registrant believes that this disclosure is appropriately disclosed in the Fund’s SAI.

Comment 7: The first sentence of “Sector Risk” in the “Principal Investment Risks” section notes that the Fund may have significant positions in one or more sectors

2
April 22, 2016

of the market.  Please confirm whether the Fund currently has any significant positions in one or more sectors of the market and if so, please revise the “Principal Investment Strategies” and “Principal Investments Risks” sections to discuss these investments.

Response:  No change was made in response to this comment. As disclosed in the Fund’s “Principal Investment Strategies” section, “[t]he Fund seeks to reduce risk by investing across many … sectors and industries. However, at times, the Portfolio Manager may emphasize certain sectors or industries that he believes may benefit from current market or economic trends.” The Fund does not, however, anticipate emphasizing any specific sectors or industries as part of its principal investment strategy.

Comment 8:  The first sentence in the “Information about Additional Risks” section discloses that the Fund may engage in certain practices and invest in certain securities in addition to those described as its “principal investment strategies” in the Fund Summary section.  Please confirm these investments are not principal investment strategies and note in that sentence that additional information about these investments is available in the Fund’s SAI.

Response:  The Registrant confirms that the practices and investments discussed in the “Information about Additional Risks” section are not principal investment strategies.  In addition, the Registrant revised the first sentence of the “Information about Additional Risks” section as follows:

As discussed in the Fund’s Statement of Additional Information, t~~T~~he Fund may engage in certain practices and invest in certain securities in addition to those described as its “principal investment strategies” in the Fund Summary section.
Comment 9:  The “Information about Additional Risks” section discloses that the Fund may invest in certain securities in addition to those described as its “principal investment strategies” in the Fund Summary section and it lists investments in foreign securities as one of these additional strategies.  Please confirm whether investments in foreign securities are a  principal investment strategy since it is also discussed in the “Principal Investment Strategies” section and revise accordingly.

Response:  The Registrant confirms that investments in foreign securities are a principal investment strategy and confirms that references to foreign securities in the “Information about Additional Risks” section have been deleted.

ARMM Portfolio

Comment 10:  Please confirm that the contractual expense limitation will last more than one year from the effective date of the Prospectus.

Response:  The Registrant confirms that the contractual expense limitation will last until 12/31/2019 which is more than one year from the effective date of the Prospectus.
3
April 22, 2016

Comment 11:  The first sentence in the third paragraph of the “Principal Investment Strategies” section discloses that the Fund will invest in equity securities of any market capitalization throughout the world.  Please disclose the maximum percentage of assets that may be invested in foreign securities.

Response:  No change was made in response to this comment.  The Fund does not limit the percentage of assets that may be invested in foreign securities.

Comment 12:  Please confirm whether the Fund will invest principally in contingent convertible securities.

Response:  The Registrant has no current intention of investing in contingent convertible securities as part of its principal investment strategies.

Comment 13: Please disclose whether there are target ranges for the maturity, duration, or credit quality of fixed income securities held by the Fund.

Response:  No change was made in response to this comment.  The Fund does not have a target range for the maturity, duration, or credit quality of the fixed income securities held in the portfolio.

Comment 14:  Please confirm that the Fund segregates an appropriate amount of assets to cover its obligations in connection with its investments in swaps discussed in the fourth paragraph of the “Principal Investment Strategies” section, consistent with SEC Release No. IC-10666 (April 18, 1979) (“Release No. 10666”) and other SEC staff guidance.

Response:  The Registrant notes that swaps were not contemplated in Release No. 10666.  However, the Registrant aims to be consistent with the principals of Release No. 10666 and related guidance issued by the Staff.  It evaluates the Fund’s derivative positions for purposes of asset segregation, including in connection with swaps, based on the value of the Fund’s obligation under the derivatives instrument, and segregates assets it believes to be sufficient to cover the Fund’s potential exposure. The Registrant also reserves the right to segregate differently in the future upon further guidance or if it believes that another approach more appropriately represents the Fund’s exposure.

Comment 15:  In the fifth paragraph to the “Principal Investment Strategies” section, please clarify whether each subadviser can pursue each of the disclosed strategies or if each subadviser focuses its investments on a specific strategy.

Response:  No change was made in response to this comment because the Registrant believes the “Principal Investment Strategies” section makes clear whether specific strategies may be implemented by more than one subadviser.  In addition, the “Sub-Advisers” section includes a table that discloses the specific investment strategy implemented by each subadviser.
4
April 22, 2016

Comment 16:  Please confirm whether the Fund considers investments in collateralized loan obligations to be liquid or illiquid.

Response:  With respect to the liquidity of these investments, the Registrant would determine the liquidity of collateralized loan obligations as it does other investments of the Fund.  Illiquid securities would include, generally, securities that cannot be expected to be sold or disposed of within seven days in the ordinary course of business for approximately the amount at which the Fund has valued the securities.

Comment 17:  Please relocate the fourteenth paragraph of the “Principal Investment Strategies” section to a different location in the prospectus because this is not a principal investment strategy of the Fund.

Response:  No change was made in response to this comment.  The Registrant believes that the disclosure in the fourteenth paragraph is part of the Fund’s principal investment strategy since the Fund is a multi-manager Fund that may hire or terminate subadvisers at any time and the strategies may correspondingly change at any time.

Comment 18:  Please remove the last two sentences of the sixteenth paragraph of the “Principal Investment Strategies” section since they both discuss potential risks and are not disclosing a principal investment strategy of the Fund.

Response:  No change was made in response to this comment.  The Registrant believes that the disclosure in the last two sentences of the sixteenth paragraph is linked to the strategy discussion in the sixteenth paragraph and it is important for the concepts to be read together.

Comment 19:  The “Principal Investment Risks” section includes “Distressed Securities Risk.” Please confirm this is a principal investment strategy of the fund and either add corresponding disclosure to the “Principal Investment Strategies” section or remove the risk.

Response:  The Registrant confirms that investments in distressed securities are part of the Fund’s principal investment strategy.  The Registrant revised the first sentence of the eighth paragraph of the “Principal Investment Strategies” section as follows:

This strategy may also involve taking long and short positions in the debt of companies experiencing financial or operational difficulties of the sort that often lead to bankruptcies or corporate reorganizations, which may include securities of distressed issuers.
Comment 20:  The “Principal Investment Risks” section includes “Illiquid Investments Risk.”  Please clarify in the “Principal Investment Strategies” section which principal investment types the Fund considers illiquid.
5
April 22, 2016

Response:  No change was made in response to this comment.  Illiquid securities would include, generally, securities that cannot be expected to be sold or disposed of within seven days in the ordinary course of business for approximately the amount at which the Fund has valued the securities.  The Registrant does not believe that a specific group of strategy types may be illiquid, but rather the risk is included because it could result from any security type or the aggregation of various security types.

Comment 21: Please revise the “Performance” section to include the Fund’s performance since it has annual returns for at least one calendar year.

Response:  The Registrant revised the “Performance” section to include the Fund’s performance.

Comment 22:  If accurate, please revise the titles of the “Information about Additional Potential Principal Investment Strategies” and “Information about Risks of Additional Potential Principal Investment Strategies” sections to “Information about Additional Potential Non-Principal Investment Strategies” and “Information about Risks of Additional Potential Non-Principal Investment Strategies.”

Response:  No change was made in response to this comment because the change would not be accurate.  If the Fund began to pursue any of the strategies listed in the “Information about Additional Potential Principal Investment Strategies” section, the investments would be a part of the Fund’s principal investment strategies.

Comment 23:  Please confirm the Registrant would file a 485A filing in the event it began investing in any of the strategies listed in the “Information about Additional Potential Principal Investment Strategies” section.

Response:  The Registrant confirms that it will file a 485A filing in accordance with the requirements of the rule.

Comment 24:  Please confirm whether the “Asset-backed Securities” strategy that is disclosed in the “Principal Investment Strategies” and “Information about Additional Potential Principal Investment Strategies” sections is a current principal investment strategy or a potential principal investment strategy and revise accordingly.

Response:  The Registrant confirmed that the “Asset-backed Securities” strategy is a principal investment strategy of the Fund.  The reference to this strategy has been deleted from the “Information about Additional Potential Principal Investment Strategies” section.

Comment 25:  Please clarify how the “Managed Futures” strategy in the “Information about Additional Potential Principal Investment Strategies” section differs from the futures strategy discussed in the “Principal Investment Strategies” section.
6
April 22, 2016

Response:  The Registrant revised the “Managed Futures” strategy in the “Information about Additional Potential Principal Investment Strategies” section as follows:

Managed Futures. ~~This strategy involves investing in a combination of derivative instruments and fixed income securities, seeking absolute (positive) returns with limited correlation to the broad equity markets. The subadviser will primarily use the following derivative instruments: futures, forward contracts and options based on commodities, currencies, fixed income securities, and equities.~~ This strategy employs a range of quantitative algorithms that seek to identify long and short investment opportunities based on directional trends in the global financial markets. Managed futures is one of the three types of investment strategies known as global macro strategies, along with discretionary macro and systematic macro. The subadviser that manages this strategy will employ a wide variety of instruments, including derivatives, to invest across multiple asset classes. Specifically, the subadviser will primarily invest in futures and forward contracts on securities, indices and other assets, such as currencies and commodities. Additionally, the subadviser may invest directly in equity securities of companies across all market capitalizations, ETFs, debt securities issued by governments and corporations. In addition to futures and forwards, the subadviser may also use the following derivative instruments: (i) swaps, including total return swaps on securities, indices and other assets, including commodities, and interest rate swaps; and (ii) options on securities and indices.
The managed futures investment strategy seeks to gain exposure to the commodity markets primarily by investing in futures contracts on individual commodities and other commodity-linked derivative instruments. Although the Fund may make these investments in commodity-linked derivative instruments directly, the Fund expects to gain exposure to these investments primarily by investing in a wholly-owned subsidiary of the Fund formed in the Cayman Islands (“Subsidiary”). The Subsidiary is managed by the Manager and the subadviser and has the same investment goal as the Fund. The Subsidiary may invest without limitation in commodity-linked derivative instruments. The Subsidiary also may invest in equity and fixed income securities, ETFs, cash or cash equivalent instruments, or money market mutual funds, some of which may serve as collateral for the Subsidiary’s derivative instruments. The Fund will not invest more than 25% of the value of its total assets in the Subsidiary at the end of any quarter of its taxable year.
Comment 26:  Please clarify how the “Equity Market Neutral” strategy in the “Information about Additional Potential Principal Investment Strategies” section differs from the “Equity Long/Short” strategy discussed in the “Principal Investment Strategies” section.

7
April 22, 2016

Response:   The Equity Market Neutral strategy aims to generate an absolute return while seeking minimal market exposure which is different from a traditional equity long/short strategy.

Comment 27:  The “Information about Additional Potential Principal Investment Strategies” section discusses the Fund’s investment in a wholly-owned subsidiary formed in the Cayman Islands if the Fund began pursuing certain of the potential strategies.  Please confirm that if the Fund began investing in a wholly-owned subsidiary that the Registrant would make the various representations requested by the Staff in Comment 2 on Post-Effective Amendment No. 70 to the Registrant’s registration statement.

Response:  Although the Fund’s prospectus discloses the possibility of using a Subsidiary, the Fund currently does not intend to use a Subsidiary. However, the Registrant will consider the Staff’s comments about the use of a Subsidiary in the event it uses a Subsidiary in the future.

Comment 28:  Please confirm that if the indices disclosed in the “Description of Indices” section are used in the Fund’s “Performance” table that the S&P 500 would be listed first.

Response:  The S&P 500 is not listed first in the Fund’s “Performance” table because it is not the Fund’s primary benchmark.

Comment 29: Please clarify in the Fund’s SAI that the Fund will “look-through” to the holdings of any underlying investment companies when determining the Fund’s compliance with the industry concentration policy described in the “Investment Policies and Limitations” section.

Response:  No change was made in response to this comment.  The Registrant believes that it is appropriate to exclude investment companies from the industry concentration policy since the Registrant does not believe that investment companies represent any particular industry.  In addition, the Registrant is not aware of any requirement to “look-through” to the holdings of underlying investment companies when determining compliance with its own industry concentration policy.

Statements of Additional Information

Comment 30:  Please confirm that the Fund will segregate assets sufficient to cover the notional value when it is the seller of a credit default swap.

Response:  The Registrant confirms the Fund currently intends to segregate assets it believes are sufficient to cover the Fund’s potential exposure under a credit default swap when it is the seller of a credit default swap. Specifically, when the Fund is a seller of a credit default swap on a single security, the Fund currently intends to segregate assets sufficient to cover the notional value of the credit default swap.  When the Fund sells a credit default swap on an index with certain characteristics (i.e., on a broad based index and cash settled swap), the Fund currently intends to segregate assets sufficient to cover the amount that the Fund is “out of the
8
April 22, 2016

money” based on the current mark-to-market valuation of such swap.  In these instances, the Manager believes the amount that the Fund is “out of the money” more appropriately represents the Fund’s potential exposure to such swap.  The Registrant also reserves the right to segregate differently in the future upon further guidance or if it believes that another approach more appropriately represents the Fund’s exposure.

* * * * *

If you have any further comments or questions regarding this filing, please contact Ndenisarya M. Bregasi at (202) 778-9021 or me at (202) 778-9403.  Thank you for your attention to this matter.

Sincerely,

/s/ Marguerite W. Laurent

Marguerite W. Laurent

9
April 22, 2016